Filed Pursuant to Rule 424(b)(2)

Registration Statement No. 333-253421

GS Finance Corp. $624,000 Autocallable Fixed Coupon Equity-Linked Notes due 2023 guaranteed by The Goldman Sachs Group, Inc.

This prospectus supplement addendum relates to $624,000 principal amount of notes that were offered on February 8, 2022, as described in the accompanying prospectus supplement no. 5,378 dated February 8, 2022.

The allocation of the coupon, for tax purposes, between the “Deposit” and the “Put Option” was not stated in the accompanying prospectus supplement no. 5,378 dated February 8, 2022. Please refer to the corrected information below.

The following paragraph reflects corrected information and replaces, in its entirety, the third paragraph under “Supplemental Discussion of U.S. Federal Income Tax Consequences — United States Holders” beginning on page S-31 of the accompanying prospectus supplement no. 5,378. The amended paragraph below should be read in conjunction with the accompanying prospectus supplement no. 5,378 dated February 8, 2022 (except for the paragraph being replaced), the accompanying prospectus supplement dated March 22, 2021 and the accompanying prospectus dated March 22, 2021:

Based on the treatment of each note as a Unit consisting of the Put Option and the Deposit, it would be reasonable to allocate the coupon between the Deposit and the Put Option and treat 19.6% of each coupon payment as Deposit Interest and 80.4% of each coupon payment as Put Option premium. Under this approach, it would be reasonable to allocate 100% of the issue price of a note to the Deposit and none to the Put Option.

You should read the additional disclosure in the accompanying prospectus supplement no. 5,378 dated February 8, 2022 to better understand the terms and risks of your investment, including the credit risk of GS Finance Corp. and The Goldman Sachs Group, Inc. See page S-18 of the accompanying prospectus supplement no. 5,378 dated February 8, 2022.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus.  Any representation to the contrary is a criminal offense. The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Goldman Sachs & Co. LLC

Prospectus supplement No. 5,378 Addendum dated April 7, 2022

GS Finance Corp. may use this prospectus in the initial sale of the notes. In addition, Goldman Sachs & Co. LLC or any other affiliate of GS Finance Corp. may use this prospectus in a market-making transaction in a note after its initial sale. Unless GS Finance Corp. or its agent informs the purchaser otherwise in the confirmation of sale, this prospectus is being used in a market-making transaction.

About Your Prospectus

The notes are part of the Medium-Term Notes, Series F program of GS Finance Corp. and are fully and unconditionally guaranteed by The Goldman Sachs Group, Inc.  This prospectus includes this prospectus supplement and the accompanying documents listed below.  This prospectus supplement constitutes a supplement to the documents listed below, does not set forth all of the terms of your notes and therefore should be read in conjunction with such documents:

●Prospectus supplement no. 5,378 dated February 8, 2022

●Prospectus supplement dated March 22, 2021

●Prospectus dated March 22, 2021

The information in this prospectus supplement addendum supersedes any conflicting information in the documents listed above.  In addition, some of the terms or features described in the listed documents may not apply to your notes.